SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Benjamin I. Lumpkin

c/o SKL Investment Group, LLC

121 S. 17th Street

Mattoon, Illinois 61938

(217) 235-4410

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Benjamin I. Lumpkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 468,320 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 468,320 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,320 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2. Identity and Background.

a)	This statement is being filed by Benjamin I. Lumpkin individually and as more particularly described in Item 5 below.
b)	Mr. Lumpkin’s business address is as follows: SKL Investment Group, LLC, 121 South 17th Street, Mattoon, Illinois 61938.
c)	Mr. Lumpkin’s principal occupation is an investor.
d)	During the last five years, Mr. Lumpkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.
e)	During the last five years, Mr. Lumpkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Mr. Lumpkin is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Since Mr. Lumpkin’s most recently filed amendment to this statement on July 6, 2012, shares of Common Stock for which Mr. Lumpkin is reporting beneficial ownership herein have been acquired in the following manner: 25,000 shares have been acquired pursuant to a distribution of shares previously held by the Richard Anthony Lumpkin 1990 Personal Income Trust f/b/o Benjamin Iverson Lumpkin dated April 20, 1990, under which David R. Hodgman and Steven L. Grissom serve as co-trustees. No borrowed funds were used to acquire any of the above listed stock.

Item 4. Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Lumpkin have been for investment purposes. Mr. Lumpkin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Lumpkin has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Lumpkin does not have any plan or proposal which relates to any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

(a)	Mr. Lumpkin beneficially owns (i) 310,416 shares held individually (ii) 34,690 shares obtainable through the conversion of 150 shares of Series B Preferred Stock of the Company, held individually and (iii) 123,214 shares obtainable through the conversion 500 shares of Series C Preferred Stock of the Company, held individually. Mr. Lumpkin’s total beneficial ownership amounts to 468,320 shares of Common Stock, or 7.7% of the outstanding shares.
(b)	Mr. Lumpkin holds sole voting and investment power over the above shares of Common Stock

(c)	During the past 60 days, Mr. Lumpkin has effected no transactions in the Common Stock other than the following:

On August 4, 2014, Mr. Lumpkin acquired 25,000 shares of Common Stock of the Company from a distribution of shares previously held by the Richard Anthony Lumpkin 1990 Personal Income Trust f/b/o Benjamin Iverson Lumpkin dated April 20, 1990, under which David R. Hodgman and Steven L. Grissom serve as co-trustees.

(d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Lumpkin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lumpkin.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August ___, 2014

__________________________

Benjamin I. Lumpkin